UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004

Commission File Number:  001-09274
                         ---------

                          CARMEL CONTAINER SYSTEMS LTD.
                 ----------------------------------------------
                 (Translation of registrant's name into English)

      2 CHALAMISH STREET, CAESAREA INDUSTRIAL PARK, CAESAREA, ISRAEL 38900
      --------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:



          Exhibit          Description
          -------          -----------

           99.1            Press Release

                                                                    EXHIBIT 99.1

                          CARMEL CONTAINER SYSTEMS LTD.
                                 REPORTS RESULTS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2004
                       AND BOARD OF DIRECTORS' RESOLUTION

Tel-Aviv, November 7, 2004 - Carmel Container Systems Ltd. ("Carmel" or the "Company"), a leading Israeli designer, manufacturer and marketer of containers, packaging materials and related products, reported today its consolidated financial results for the third quarter of 2004 and its Board of Directors' Resolution. Carmel's Ordinary Shares are traded on the American Stock Exchange (AMEX:KML).

I.       FINANCIAL RESULTS
         -----------------

The financial results for the first nine months of 2004 were primarily influenced by the following factors:


|_| This year has been characterized by improvements in the Israeli economy which has been expressed in many fields of economic activity, particularly, growth in the export and local market demand. Such improvements have had a positive impact on our activities in contrast to the recession that occurred from September 2000 to December 2003.

     o Improvement in local demand for customer goods and private consumption in the first nine months.

     o Slight increase in the industrial exports to the United States and Europe.

     o Growth in the gross national product that exceeded forecasts, mainly because of the growth in the business products.

|_| Decreased tendency in the pace of growth of the Israeli economy in the third quarter, compared to the beginning of the year.

|_| The average level of prices in the Israeli packaging industry increased by 5.3% during the first nine months of 2004 compared to the end of 2003.

|_| In the first three quarters of 2004 there was a slight growth in the volume of the Hi-Tech export, which encouraged industrial productivity.

|_|  Considerable increase in the cost of raw materials and energy costs.

Carmel's results for the first nine months of 2004 improved compared to the results of the first nine months of 2003. This improvement was the result of increased sales, which positively influenced all other parameters of our business, including gross profit and net profit. There has also been a moderate improvement in the average sales prices of our products. The economic improvement in Israel has only mildly affected the levels of selling prices, which remains relatively low as a result of the recession in the local Israeli market in previous years. During the second six months of 2002 the price of raw materials increased slightly and remained at the same level during the first half of 2003. From the second half of 2003 and the first nine months of 2004 there has been an increase in the prices of raw materials', which partially affected the financial reports.

The New Israeli Shekel ("NIS") devaluated by 2.4% against the U.S. Dollar during the first nine months of 2004, as compared to a revaluation of 6.2% during the same period of 2003. The rate of inflation in Israel during the first nine months of 2004 was 1.1% as compared to a rate of deflation of 1.6% during the same period of 2003

The rate of exchange of NIS amounts to U.S. dollars as of September 30, 2004 was NIS 4.482 to $1. As a result, the amounts presented in U.S. dollars in 2003 are different from the U.S. dollar amounts previously published by the Company with respect to such period.

Revenues in the first nine months of 2004 were NIS 292.9 million ($ 65.3 million), compared to NIS 260.9 million, ($ 58.2 million) for the first nine months of 2003. Revenues in the third quarter of 2004 were NIS 98.3 million ($
21.9 million), compared to NIS 85.8 million ($ 19.1 million) in the third quarter of 2003. The increase in sales in the first nine months of 2004, as compared to the first nine months of 2003, resulted primarily from an increase in the volume of sales and an increase in the selling prices.

Gross profit for the first nine months of 2004 was NIS 40.4 million ($ 9.0 million), representing 13.8% of sales, as compared to NIS 23.9 million ($ 5.3 million), representing 9.2% of sales, for the first nine months of 2003. Gross profit in the third quarter of 2004 was NIS 12.3 million ($2.7 million), representing 12.5% of sales, compared to NIS 9.3 million ($2.1 million), representing 10.9% of sales in the third quarter of 2003.

Operating income before financial expenses was NIS 13.0 million ($2.9 million) representing 4.4% of sales for the first nine months of 2004, compared to operating loss of NIS 2.1 million ($0.5 million), representing (0.8%) of sales for the first nine months of 2003. Operating income before financial expenses in the third quarter of 2004 was NIS 3.1 million ($0.7 million), representing 3.1% of sales, compared to an operating income before financial expenses of NIS 0.9 million ($0.2 million) representing 1.0% of sales in the third quarter of 2003.

Net financial expenses for the first nine months of 2004 were NIS 4.2 million ($0.9 million), representing 1.5% of sales, compared to NIS 3.6 million ($0.8 million), representing 1.4% of sales, for the first nine months of 2003. Net financial expenses, for the third quarter of 2004 were NIS 0.9 million ($0.2 million), representing 0.9% of sales, as compared to expenses of NIS 2.8 million ($0.6 million), representing 3.3% of sales for the third quarter of 2003.

Other net income, for the first nine months of 2004 was NIS 121 thousand ($27.0 thousand), compared to a net income of NIS 69 thousand ($15.0 thousand) during the first nine months of 2003.

Income before taxes for the first nine months of 2004 was NIS 8.9 million ($2.0 million), representing 3.0% of sales, compared to a loss before taxes of NIS 5.7 million ($1.3 million) for the first nine months of 2003, representing 2.1% of sales during that period. Pretax income in the third quarter of 2004 was NIS 2.2 million ($0.5 million), representing 2.3% of sales, compared to a loss before taxes of NIS 1.8 million ($0.4 million) representing 2.2% of sales in the third quarter of 2003.

Taxes on income for the first nine months of 2004 was NIS 1.9 million ($0.42 million), compared with an income tax benefit of NIS 2.0 million ($0.44 million) for the first nine months of 2003. The income tax for the third quarter of 2004 was NIS 483 thousand ($108 thousand), compared to a tax benefit of NIS 565 thousand ($126 thousand) in the third quarter of 2003.

Net income for the first nine months of 2004 was NIS 6.6 million ($1.6 million), representing 2.2% of sales, compared to a net loss of NIS 3.6 million ($0.8 million), representing 1.4% of sales of the first nine months of 2003. The net income in the third quarter of 2004 was NIS 1.5 million ($0.3 million), representing 1.5% of sales, as compared to a net loss of NIS 1.4 million ($0.29 million), representing 1.6% of sales in the third quarter of 2003.

Income per share for the first nine months of 2004 was NIS 2.74 ($0.61), compared to a net loss per share of NIS 1.49 ($0.33) for the first nine months of 2003. The income per share in the third quarter of 2004 totaled NIS 0.63 ($0.14), compared to a loss per share of NIS 0.58 ($0.13) for the third quarter of 2003.

In the first nine months of 2004, the Company's positive cash flow from operating activities was NIS 12.0 million ($2.7 million), compared to a positive cash flow of NIS 1.5 million ($0.3 million) for the first nine months of 2003. Depreciation and amortization in the first nine months of 2004 was NIS 14.0 million ($3.1 million), compared to NIS 18.5 million ($4.1 million) in the first nine months of 2003.

In the first nine months of 2004, the positive net cash flow financed net repayment of NIS 8.7 million ($1.9 million), of long and short term debt and the Company's acquisition of NIS 3.3 million ($0.8 million) of fixed assets.

In the third quarter of 2004, the Company's negative cash flow from operating activities was NIS 2.0 million ($0.4 million), compared to a positive cash flow of NIS 6.8 million ($1.5 millions) for the third quarter of 2003.

The negative net cash flow for the third quarter of 2004 made it necessary to increase net long and short-term debts to banks by 2.0 million NIS ($0.5 million) and in order to finance the Company's acquisition of NIS 1.0 million ($0.2 million) in fixed assets.

In view of the crucial impact of the political and economic situation in Israel on the Company's financial results, the Company's management continues to take significant measures to reduce costs in all areas in order to improve the financial results.

II.  Carmel's Board of Directors' Resolution to De-register the Ordinary Shares
     --------------------------------------------------------------------------
     Under the Exchange Act of 1934 and to De-list the Shares from the American
     --------------------------------------------------------------------------
     Stock Exchange
     --------------


           The Company's Board of Directors voted to authorize and direct the Company's officers to proceed to de-register the Company's ordinary shares under the Securities Exchange Act of 1934 and to de-list such shares from trading on the American Stock Exchange. In making such announcement the Company's Board noted that it has a limited number of shareholders and that trading in its shares on the American Stock Exchange has been sporadic and limited for many years. Hence, the Company's Board has concluded that the benefits of continuing to be registered and listed are substantially outweighed by the burdens inherent in continuing to be registered and listed (including, for example, the necessity of satisfying reporting obligations and Sarbanes-Oxley Act requirements).


                                    *  *  *  *


           Forward-looking statements with respect to the Company's business, financial condition and results of operations contained in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, fluctuations in product demand, the impact of competitive pricing as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                         Carmel Containers Systems Ltd.
                   Consolidated Unaudited Statement of Income

                      Nine months Ended September 30, 2004
                      ------------------------------------


----------------------------------------------- ----------------------------------- ---------------------
                                                               NIS                      U.S. Dollars
                                                In millions, except per share data      In millions
----------------------------------------------- ----------------- ----------------- ---------------------
                                                September 30,       September 30,      September 30,
                                                    2003 (*)            2004               2004
----------------------------------------------- ----------------- ----------------- ---------------------
Net sales                                       NIS       260.9   NIS       292.9    $              65.3
----------------------------------------------- ----------------- ----------------- ---------------------
Gross profit                                               23.9              40.4                    9.0
----------------------------------------------- ----------------- ----------------- ---------------------
Operating income (loss)                                    (2.1)             13.0                    2.9
----------------------------------------------- ----------------- ----------------- ---------------------
Net income (loss)                                          (3.6)              6.6                    1.6
----------------------------------------------- ----------------- ----------------- ---------------------
Weighted average shares                               2,400,000         2,400,000              2,400,000
----------------------------------------------- ----------------- ----------------- ---------------------
Net income (loss) per share                     NIS       (1.49)  NIS        2.74    $              0.61
----------------------------------------------- ----------------- ----------------- ---------------------



                              Third quarter of 2004
                              ---------------------


----------------------------------------------- ----------------------------------- ---------------------
                                                               NIS                      U.S. Dollars
                                                In millions, except per share data      In millions
----------------------------------------------- ----------------- ----------------- ---------------------
                                                  Third quarter     Third quarter      Third quarter,
                                                     2003 (*)          2004                2004
----------------------------------------------- ----------------- ----------------- ---------------------
Net sales                                       NIS         85.8  NIS         98.3   $              21.9
----------------------------------------------- ----------------- ----------------- ---------------------
Gross profit                                                 9.3              12.3                   2.7
----------------------------------------------- ----------------- ----------------- ---------------------
Operating income                                             0.9               3.1                   0.7
----------------------------------------------- ----------------- ----------------- ---------------------
Net income (loss)                                           (1.4)              1.5                   0.3
----------------------------------------------- ----------------- ----------------- ---------------------
Weighted average shares                                2,400,000         2,400,000             2,400,000
----------------------------------------------- ----------------- ----------------- ---------------------
Net income (loss) per share                     NIS        (0.58) NIS         0.63   $              0.14
----------------------------------------------- ----------------- ----------------- ---------------------

     Translation of NIS to US Dollars is at the exchange rate of NIS 4.482 to U.S.$ 1.00, reflecting such exchange rate at September 30, 2004.

(*) All amounts reported in 2003 are NIS adjusted for the effects of the changes in the general purchasing power of the Israeli currency based on the Israeli Consumer Price Index

                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CARMEL CONTAINER SYSTEMS LTD.




Date     November 11, 2004               By   /s/ Nestor Szwarcberg
                                              ----------------------------------
                                              Name:    Nestor Szwarcberg
                                              Title:   Chief Financial Officer